SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
February 22, 2008

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

850 Clinton Square, Rochester, New York 14604
(Address of principal executive offices)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE

On February 21, 2008, the Registrant issued a press release announcing its results for the fourth quarter of 2007. The related press release is attached hereto as Exhibit 99.1. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

      c.   Exhibits

      Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 22, 2008   HOME PROPERTIES, INC.
      (Registrant)

By: /s/ David P. Gardner
      David P. Gardner
      Executive Vice President and
      Chief Financial Officer

Exhibit 99



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
FOURTH QUARTER AND YEAR-END 2007 RESULTS

ROCHESTER, NY, FEBRUARY 21, 2008 – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ended December 31, 2007. All results are reported on a diluted basis.

"Home Properties' Funds From Operations per share for 2007 was the highest in the Company's history, reflecting the success of major initiatives completed during the year, including the utility cost recovery programs," said Edward J. Pettinella, President and CEO. "Despite a weaker economic environment in 2008, results will be positively affected by our defensive geographic footprint and Class B property type as well as by the full implementation of Web-based property management and centralized rent pricing systems."

Earnings per share ("EPS") for the quarter ended December 31, 2007 was $0.48, compared to $2.33 for the quarter ended December 31, 2006. The reduction in earnings is due primarily to a net $66.3 million (after the allocation of minority interest) decrease in gain on disposition of property, or $1.94 per share. EPS for the year ended December 31, 2007 was $1.73, compared to $3.15 for the year ended December 31, 2006. The year-over-year decrease of $1.42 per share is mainly attributable to a $1.47 per share impact of reduced property gains on sale of real estate for the year.

For the quarter ended December 31, 2007, Funds From Operations ("FFO") was $36.7 million, or $0.79 per share, compared to $36.4 million, or $0.77 per share, for the quarter ended December 31, 2006. For the year ended December 31, 2007, FFO was $151.1 million, or $3.20 per share, compared to $147.1 million, or $3.07 per share, for the year ended December 31, 2006. Excluding the non-cash charge of $0.04 in the 2007 first quarter related to costs associated with the initial offering of the Series F preferred shares which were redeemed, Operating FFO for 2007 was $3.24, a 5.6% increase over 2006. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2007, same-property comparisons (for 108 "Core" properties containing 32,600 apartment units owned since January 1, 2006) reflected an increase in total revenues of 3.7% compared to the same quarter a year ago. Net operating income ("NOI") increased by 3.1% from the fourth quarter of 2006. Property level operating expenses increased by 4.5% for the quarter, primarily due to increases in personnel costs, property insurance, and snow removal costs, offset in part by a reduction in natural gas heating costs.

Average physical occupancy for the Core properties was 94.6% during the fourth quarter of 2007 compared to 94.4% during the fourth quarter of 2006. Average monthly rental rates, including utility recoveries, increased 3.9% compared to the year-ago period.

On a sequential basis, compared to the 2007 third quarter results for the Core properties, total revenues were up 1.5% in the fourth quarter of 2007, expenses were up 9.4%, and net operating income was down 3.6%. Average physical occupancy decreased 0.4% to 94.6%; however, average monthly rental rates including utility recoveries were 2.3% higher and rental income including utility recoveries posted a 1.8% increase. The sequential expense growth can be attributed to typical seasonality of higher natural gas heating and snow removal costs incurred in the fourth quarter.

Occupancies for the 4,896 net apartment units acquired/developed between January 1, 2006 and December 31, 2007 (the "Recently Acquired Communities") averaged 94.4% during the fourth quarter of 2007, at average monthly rents of $1,111.

Year-to-Date Operating Results

For the year ended December 31, 2007, same-property comparisons for the Core properties reflected an increase in total revenues of 4.0%, resulting in a 5.0% increase in net operating income compared to 2006. Property level operating expenses increased by 2.8%, primarily due to increases in personnel costs, property insurance, real estate taxes, and snow removal costs, offset in part by a reduction in repairs and maintenance expense.

Average physical occupancy for the Core properties was 94.8% during 2007, compared to 94.7% a year ago, with rent, including utility recoveries, rising 4.3%.

Acquisitions

The Company previously announced the acquisition during the 2007 fourth quarter of Dunfield Townhomes, a 312-unit property located in White Marsh, MD, for $32.2 million.

For the full year 2007, Home Properties acquired a total of five communities with 1,541 units for total consideration of $161.5 million. The weighted average expected first year capitalization rate ("cap rate") for the acquired communities was 5.9%.

Dispositions

During the fourth quarter of 2007, the Company closed on two separate sale transactions, with a total of 309 units, for $38.9 million. A gain on sale of approximately $14.5 million, before the allocation of minority interest, was recorded in the fourth quarter related to these sales. The weighted average cap rate for these dispositions was 6.1%.

For the full year 2007, Home Properties sold five communities with 1,084 units for total consideration of $129.5 million. The weighted average cap rate for the sold communities was 5.9%. Subsequent to the end of the quarter, the Company closed on two separate transactions for the sale of six properties with a total of 503 units for $57.1 million. A gain on sale of approximately $25 million (before allocation of minority interest) will be recorded in the first quarter of 2008. The weighted average cap rate for these dispositions was 6.2%.

Capital Markets Activities

As of December 31, 2007, the Company's ratio of debt-to-total market capitalization was 51.3% (based on a 12/31/2007 stock price of $44.85 to determine equity value), with $2.5 million outstanding on its $140 million revolving credit facility and $6.1 million of unrestricted cash on hand. Mortgage debt of $1.99 billion was outstanding, at rates of interest averaging 5.7% and with staggered maturities averaging approximately six and one-half years and exchangeable senior notes outstanding of $200 million. Approximately 98.6% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter (2.3 for the year); and the fixed charge ratio averaged 2.1 times for the quarter (2.2 for the year).

During the fourth quarter of 2007, the Company repurchased 817,000 of its common shares for $36.5 million, or a weighted average price of $44.73 per share. For the year, the total shares repurchased were 1,243,700 shares for $58.3 million, or $46.86 per share. As of December 31, 2007, the Company has Board authorization to buy back up to approximately 1.4 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2008, the Company expects FFO per share between $3.31 and $3.47 per share, which will produce FFO per share growth of 3.4% to 8.4% when compared to 2007 results. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2008 projections are included with the published supplemental information.

The quarterly breakdown for the 2008 guidance on FFO per share results is as follows: First quarter $0.75 to $0.79; second quarter $0.84 to $0.88; third quarter $0.86 to $0.90; fourth quarter $0.86 to $0.90.

Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through February 29, 2008, by dialing 800-633-8284 or 402-977-9140 and entering 21354474. The Company webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of our Web site, homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

First Quarter 2008 Event

Home Properties is scheduled to participate in a roundtable presentation and question and answer session at the Citi 2008 Global Property CEO Conference in Palm Beach, Florida, at 8:25 AM EST on Monday, March 3, 2008. Citi will offer audio coverage of the event, accessible by dialing 719-234-7878 and entering the passcode, "394890." A replay will be available a few hours after the session ends. The Company's presentation materials will be available in the Investors section of Home Properties' Web site at homeproperties.com under News & Events – Webcasts & Presentations.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 119 communities containing 38,143 apartment units. Of these, 36,993 units in 117 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

Fourth Quarter Results:	**Avg. Physical Occupancy**[a]		**4Q '07**	**4Q '07 vs. 4Q '06 % Growth**			
	4Q '07	**4Q '06**	**Average Monthly Rent / Occ Unit**	**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	94.6%	94.4%	$ 1,114	2.5%	3.7%	4.5%	3.1%
Acquisition Properties[c]	94.4%	NA	$ 1,111	NA	NA	NA	NA
TOTAL PORTFOLIO	94.6%	94.4%	$ 1,113	NA	NA	NA	NA

Year-To-Date Results:	**Avg. Physical Occupancy**[a]		**YTD '07**	**YTD '07 vs. YTD '06 % Growth**			
	YTD '07	**YTD '06**	**Average Monthly Rent / Occ Unit**	**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	94.8%	94.7%	$ 1,101	2.5%	4.0%	2.8%	5.0%
Acquisition Properties[c]	94.2%	NA	$ 1,110	NA	NA	NA	NA
TOTAL PORTFOLIO	94.7%	94.7%	$ 1,101	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 108 properties with 32,600 apartment units owned throughout 2006 and 2007.

[c]   Acquisition Properties consist of 15 properties with 4,896 apartment units acquired/developed subsequent to January 1, 2006.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended 31-Dec		Year Ended 31-Dec	
	2007	2006	2007	2006
Rental income	$ 117,987	$ 106,109	$ 464,324	$ 408,119
Property other income	9,639	7,418	37,777	26,877
Interest income	277	998	1,963	1,761
Other income	62	755	1,124	3,468
Total revenues	127,965	115,280	505,188	440,225
Operating and maintenance	54,749	48,190	211,126	184,860
General and administrative	5,783	5,923	23,413	22,626
Interest	30,506	27,294	119,383	104,735
Depreciation and amortization	28,350	25,124	110,329	92,902
Total expenses	119,388	106,531	464,251	405,123
Income from operations	8,577	8,749	40,937	35,102
Minority interest in Operating Partnership	(2,478)	(2,122)	(10,824)	(8,847)
Income from continuing operations	6,099	6,627	30,113	26,255
Discontinued operations				
Income (loss) from operations, net of minority interest	(472)	(2,281)	1,354	5,482
Gain on disposition of property, net of minority interest	10,330	76,587	30,077	78,748
Discontinued operations	9,858	74,306	31,431	84,230
Net Income	15,957	80,933	61,544	110,485
Preferred dividends	-	(1,350)	(1,290)	(5,400)
Redemption of preferred stock	-	-	(1,902)	-
Net income available to common shareholders	$ 15,957	$ 79,583	$ 58,352	$ 105,085
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 15,957	$ 79,583	$ 58,352	$ 105,085
Real property depreciation and amortization	27,914	25,404	110,536	99,421
Minority interest	2,478	2,122	10,824	8,847
Minority interest – income (loss) from discontinued operations	(192)	(918)	542	2,714
Gain on disposition of property, net of minority interest	(10,330)	(76,587)	(30,077)	(78,748)
Loss from early extinguishment of debt in connection with sale of real estate	890	6,800	890	9,770
FFO - basic [1]	$ 36,717	$ 36,404	$ 151,067	$ 147,089

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended 31-Dec		Year Ended 31-Dec	
	2007	2006	2007	2006
FFO – basic	$ 36,717	$ 36,404	$ 151,067	$ 147,089
Preferred dividends - convertible preferred stock [2]	-	-	-	-
FFO – diluted	$ 36,717	$ 36,404	$ 151,067	$ 147,089
FFO – basic	$ 36,717	$ 36,404	$ 151,067	$ 147,089
Preferred dividends - convertible preferred stock [2]	-	-	-	-
Redemption of Series F Preferred stock	-	-	1,902	-
FFO - operating [4]	$ 36,717	$ 36,404	$ 152,969	$ 147,089
FFO – basic	$ 36,717	$ 36,404	$ 151,067	$ 147,089
Preferred dividends - convertible preferred stock [2]	-	-	-	-
Recurring non-revenue generating capital expenses	(7,157)	(5,077)	(28,638)	(21,559)
AFFO [5]	$ 29,560	$ 31,327	$ 122,429	$ 125,530
FFO – operating	$ 36,717	$ 36,404	$ 152,969	$ 147,089
Recurring non-revenue generating capital expenses	(7,157)	(5,077)	(28,638)	(21,559)
AFFO - operating	$ 29,560	$ 31,327	$ 124,331	$ 125,530
Weighted average shares/units outstanding:				
Shares – basic	32,873.7	33,254.5	33,130.1	32,697.8
Shares – diluted	33,346.3	34,091.4	33,794.5	33,337.6
Shares/units – basic [3]	46,268.4	46,620.4	46,520.7	47,262.7
Shares/units – diluted [3]	46,741.0	47,457.3	47,185.2	47,902.4
Per share/unit:				
Net income – basic	$ 0.49	$ 2.39	$ 1.76	$ 3.21
Net income – diluted	$ 0.48	$ 2.33	$ 1.73	$ 3.15
FFO – basic	$ 0.79	$ 0.78	$ 3.25	$ 3.11
FFO – diluted	$ 0.79	$ 0.77	$ 3.20	$ 3.07
Operating FFO – diluted, before preferred stock redemption [4]	$ 0.79	$ 0.77	$ 3.24	$ 3.07
AFFO [5]	$ 0.63	$ 0.66	$ 2.59	$ 2.62
Operating AFFO – before preferred stock redemption [4] [5]	$ 0.63	$ 0.66	$ 2.63	$ 2.62
Common Dividend paid	$ 0.66	$ 0.65	$ 2.61	$ 2.57

[2]   There was no convertible preferred stock outstanding during the periods presented.

[3]   Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4]   Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5]   Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $760 and $525 per apartment unit in 2007 and 2006, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

| | December 31, | |
	2007	2006
Land	$ 510,120	$ 493,017
Construction in progress, including land	54,069	1,409
Buildings, improvements and equipment	3,115,966	2,957,336
	3,680,155	3,451,762
Accumulated depreciation	(543,917)	(450,129)
Real estate, net	3,136,238	3,001,633
Cash and cash equivalents	6,109	118,212
Cash in escrows	31,005	74,069
Accounts receivable	11,109	9,287
Prepaid expenses	15,560	15,059
Deferred charges	12,371	13,619
Other assets	4,031	8,539
Total assets	$ 3,216,423	$ 3,240,418
Mortgage notes payable	$ 1,986,789	$ 1,924,313
Exchangeable senior notes	200,000	200,000
Line of credit	2,500	-
Accounts payable	18,616	20,797
Accrued interest payable	10,984	10,473
Accrued expenses and other liabilities	27,586	24,697
Security deposits	22,826	21,979
Total liabilities	2,269,301	2,202,259
Minority interest	279,061	282,542
Stockholders' equity	668,061	755,617
Total liabilities and stockholders' equity	$ 3,216,423	$ 3,240,418
Total shares/units outstanding:		
Common stock	32,600.6	33,103.2
Operating partnership units	13,446.9	13,290.4
	46,047.5	46,393.6

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237